

October 13, 2011

Elliot J. Gluck, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

Re: Credit Suisse High Yield Bond Fund
          File Nos. 333-176860 and 811-8777

Dear Mr. Gluck:

On September 15, 2011, you filed a registration statement on Form N-2 for the Credit Suisse High Yield Bond Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

Prospectus

Prospectus Summary (Page 1)

1.   The Statement of Additional Information ("SAI") discloses that the Fund may invest in derivatives, including credit derivative transactions. Although the Fund's engaging in derivatives transactions is discussed in the SAI, there is no discussion of derivatives in the Prospectus or Prospectus Summary. Please clarify whether the Fund intends to engage in derivatives transactions and whether such transactions are expected to be a principal strategy of the Fund. *See* Item 8 of Form N-2. Additionally, please clarify whether the Fund will use derivative investments to meet the Fund's stated intent to invest 80% of total assets in fixed income securities rated below investment grade. If so, please discuss how derivatives transactions will be valued for the purpose of meeting this investment policy.

Also, if the Fund will engage in derivative transactions, please inform us as to whether the Fund's derivative investments are included in the calculation of "Managed Assets" for purposes of determining the Investment Adviser's fee. If so, please discuss how those derivatives will be valued for that purpose.

Additionally, please include in your response an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of determining "Managed Assets" or the Fund's 80% allocation in fixed income securities rated below investment grade.

Finally, inasmuch as the Fund may implement its strategies through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.
See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Prospectus Summary – Use of Leverage (Pages 3-4)

2.   The section suggests on page 4 that the Fund may issue preferred shares or commercial paper. If the Fund has the current intent to issue one or both of these securities, please include the expenses for issuing such securities in the fee table on page 12. Specifically, in the **Annual Fund Operating Expenses** portion of the table, please include in footnote 4 to the line item "Interest Payments on Borrowed Funds" that such expenses includes the expenses of issuing preferred shares and commercial paper. In addition, please inform us whether the Fund will register any offerings of commercial paper or notes. *See* Securities Act Release No. 4412 (Sept. 20, 1961) (stating that the exemption from registration under Section 3(a)(3) of the Securities Act of 1933 ("Securities Act") does not apply to offerings of commercial paper where proceeds are used to purchase securities).

If the Fund has no current intent to issue preferred shares or commercial paper, please clarify this intention in the Prospectus Summary.

Summary of Fund Expenses (Page 12)

3.   The second caption to the **Shareholder Transaction Expenses** portion of the fee table refers to offering expenses "Borne by the Fund." Since all fees and expenses described in this section are borne directly or indirectly by shareholders, please delete the words "Borne by the Fund" from the caption.

Plan of Distribution (Page 40)

4.   In this section, please explain the nature of the underwriter's obligation to distribute the Fund's securities. Specifically, please state whether the nature of the underwriter's obligation is to take and pay for all the securities if any are taken, or whether the obligation is a "best-efforts" arrangement. *See* Item 5(1)(d) of Form N-2.

General Comments

5.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

6.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

7.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

8.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement. In addition, at the time the Fund requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.

9.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

10.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

11.   Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6706.

Sincerely,

Bo J. Howell
Staff Attorney